# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cartesian Therapeutics, Inc., CIK 0001453687
CUSIP: 816212302
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 7495 New Horizon Way, Frederick, Maryland (MD), 21703
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001193125-19-088445
Filed by CIK 0001055624
Persons authorized to receive notices and communications: Michael K. Bradshaw, Jr., Nelson Mullins Riley & Scarborough LLP, 101 Constitution Avenue NW, Suite 900, Washington, District Of Columbia (DC), 20001, (202) 689-2800

## Reporting persons
- Timothy A. Springer (CIK 0001055624): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC), personal funds (PF); sole voting power 9,534,216; shared voting power 0; sole dispositive power 9,534,216; shared dispositive power 0; aggregate amount beneficially owned 9,534,216 (36.8% of the class)
- TAS Partners LLC (CIK 0001677543): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 563,206; shared voting power 0; sole dispositive power 563,206; shared dispositive power 0; aggregate amount beneficially owned 563,206 (2.2% of the class)
- Chafen Lu: type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 350,740; shared voting power 0; sole dispositive power 350,740; shared dispositive power 0; aggregate amount beneficially owned 350,740 (1.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Cartesian Therapeutics, Inc.
Address of issuer's principal executive offices: 7495 New Horizon Way, Frederick, Maryland (MD), 21703

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended to be supplemented by the following: In open market purchases on December 19, 2024, Dr. Springer acquired an aggregate of 25,208 Shares at prices ranging from $16.81 to $19.00 per share for an aggregate purchase price of approximately $453,616. Dr. Springer used personal funds for such acquisitions. In open market purchases on December 20, 2024, Dr. Springer acquired an aggregate of 21,800 Shares at prices ranging from $18.73 to $19.00 per share for an aggregate purchase price of approximately $412,968. Dr. Springer used personal funds for such acquisitions. In open market purchases on December 23, 2024, Dr. Springer acquired an aggregate of 5,181 Shares at prices ranging from $18.98 to $19.00 per share for an aggregate purchase price of approximately $98,437. Dr. Springer used personal funds for such acquisitions.

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of Schedule 13D is hereby amended and restated in full as follows: The information set forth under Item 3 and the cover page of the Schedule 13D is incorporated herein by reference into this Item 5. The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Statement, are based on a total of 25,725,306 Shares issued and outstanding as of November 22, 2024, as reported on the Issuer's Registration Statement on Form S-3, dated December 13, 2024. All of the Share numbers reported below, and on each Reporting Person's cover page to this Statement, are as of December 23, 2024. The Reporting Persons, in the aggregate, beneficially own 9,534,216 Shares, representing approximately 36.8% of such class of securities. Dr. Springer is the beneficial owner of a total of 9,534,216 Shares, representing approximately 36.8% of the outstanding Shares and consisting of (i) 8,501,962 Shares held directly, (ii) 113,587 Shares underlying warrants exercisable within 60 days of December 23, 2024 held directly, (iii) 2,744 Shares issuable upon exercise of outstanding options exercisable within 60 days of December 23, 2024, (iv) 1,977 Shares underlying RSUs vesting within 60 days of December 23, 2024, (v) 529,798 Shares held by TAS, (vi) 33,408 Shares underlying warrants exercisable within 60 days of December 23, 2024 held by TAS, (vii) 330,695 Shares held by Dr. Lu and (viii) 20,045 Shares underlying warrants exercisable within 60 days of December 23, 2024 held by Dr. Lu. TAS is the beneficial owner of a total of 563,206 Shares, representing approximately 2.2% of the outstanding Shares and consisting of (i) 529,798 Shares and (ii) 33,408 Shares underlying warrants exercisable within 60 days of December 23, 2024. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS. Dr. Lu is the beneficial owner of a total of 350,740 Shares, representing approximately 1.4% of the outstanding Shares and consisting of (i) 330,695 Shares held directly and (ii) 20,045 Shares underlying warrants exercisable within 60 days of December 23, 2024 held directly. Dr. Lu is the spouse of Dr. Springer.
Number of shares as to which each person has sole or shared power to vote or dispose: Dr. Springer exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by TAS. Dr. Springer disclaims beneficial ownership of the Shares held by TAS, except to the extent of his pecuniary interest therein. Dr. Lu exercises sole voting and dispositive power over the Shares held by her directly.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing, except as described herein and in Item 3 of Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Signatures
- Timothy A. Springer: /s/ Timothy A. Springer, Timothy A. Springer (12/23/2024)
- TAS Partners LLC: /s/ Timothy A. Springer, Timothy A. Springer/Manager (12/23/2024)
- Chafen Lu: /s/ Chafen Lu, Chafen Lu (12/23/2024)